UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

POWER EFFICIENCY CORPORATION
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
739268 20 9
(CUSIP Number)
STEVEN STRASSER, 2960 HOWARD HUGHES PKWY, SUITE 460,
LAS VEGAS, NV 89169, TEL: (702-697-0377)
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	739268 20 9	Page	2	of	10

1	NAMES OF REPORTING PERSONS SUMMIT ENERGY VENTURES, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		6,803,901 SHARES OF COMMON STOCK 500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE 1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44 PER SHARE

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,803,901 SHARES OF COMMON STOCK 500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE 1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44 PER SHARE

WITH	10	SHARED DISPOSITIVE POWER

0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,803,901 SHARES OF COMMON STOCK, 500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE AND 1,500,000 SHARES OF COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44 PER SHARE

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV

CUSIP No.	739268 20 9	Page	3	of	10

1	NAMES OF REPORTING PERSONS NORTHWEST POWER MANAGEMENT, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

WASHINGTON

	7	SOLE VOTING POWER

NUMBER OF		6,803,901 SHARES OF COMMON STOCK 500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE 1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44 PER SHARE

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,803,901 SHARES OF COMMON STOCK 500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE 1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44 PER SHARE

WITH	10	SHARED DISPOSITIVE POWER

0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,803,901 SHARES OF COMMON STOCK, 500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE AND 1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44 PER SHARE

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	739268 20 9	Page	4	of	10

1	NAMES OF REPORTING PERSONS STEVEN STRASSER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	7	SOLE VOTING POWER

NUMBER OF	6,803,901 SHARES OF COMMON STOCK
1,516,668 SHARES OF COMMON STOCK
500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE
1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44 PER SHARE
972,223 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.24 PER SHARE
351,563 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.32 PER SHARE
687,500 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.40 PER SHARE
583,334 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.40 PER SHARE
2,039,771 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.20 PER SHARE
2,572,729 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.22 PER SHARE
600,000 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.65 PER SHARE

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 SHARES OF COMMON STOCK

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON	6,803,901 SHARES OF COMMON STOCK
1,516,668 SHARES OF COMMON STOCK
500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE
1,500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.44 PER SHARE
972,223 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.24 PER SHARE
351,563 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.32 PER SHARE
687,500 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.40 PER SHARE
583,334 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.40 PER SHARE
2,039,771 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.20 PER SHARE
2,572,729 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.22 PER SHARE
600,000 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.65 PER SHARE

WITH	10	SHARED DISPOSITIVE POWER

0 SHARES

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,320,569 SHARES OF COMMON STOCK, 500,000 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.45 PER SHARE, 1,500,000 SHARES OF COMMON STOCK PURCHASE WARRANTS WITH AND EXERCISE PRICE OF $0.44 PER SHARE, 972,223 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.24 PER SHARE, 351,563 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.32 PER SHARE, 687,500 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.40 PER SHARE, 583,334 COMMON STOCK PURCHASE WARRANTS WITH AN EXERCISE PRICE OF $0.40 PER SHARE, 2,039,771 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.20 PER SHARE, 2,572,729 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.22 PER SHARE AND 600,000 COMMON STOCK OPTIONS WITH AN EXERCISE PRICE OF $0.65 PER SHARE

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer
This Statement relates to the Common Stock, par value $0.001 per share (“Common Stock”) of Power Efficiency Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 3960 Howard Hughes Pkwy, Ste 460, Las Vegas, Nevada 89169.
This Amendment No. 4 to Schedule 13D filed for each of Summit Energy Ventures, LLC, Northwest Power Management, Inc. and Steven Strasser is made to reflect the increase in beneficial ownership as a result of investing additional capital in the Issuer by Steven Strasser.
Item 2. Identity and Background
(a)	This Statement is filed on behalf of:
(1)	Summit Energy Ventures, LLC, a Delaware limited liability company (“Summit”);

(2)	Northwest Power Management, Inc., a Washington Corporation and the manager of Summit (“Northwest Power”);

(3)	Steven Strasser (“Mr. Strasser”);
(b)	The address of the above persons is: 3960 Howard Hughes Pkwy, Ste 460 Las Vegas, NV 89169

(c)	Mr. Strasser is the president and sole owner of Northwest Power and may be deemed to control Northwest Power. Northwest Power is a manager that provides management services to Summit. Summit is an investment company which invests in securities and other obligations of entities. Mr. Strasser owns 99.5% of Summit and has voting and dispositive control over Summit and Summit’s shares of the Issuer.

(d)	Summit, Northwest Power, and Mr. Strasser have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)	Summit, Northwest Power, and Mr. Strasser have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Strasser is a Canadian citizen and is a permanent resident of the United States.

Item 3.	Source and Amount of Funds or Other Consideration
In several open market transactions from August 22, 2007 to August 24, 2007, Mr. Strasser paid approximately $90,000 for 350,000 shares of common stock of the Issuer.

Item 4.	Purpose of Transaction
Mr. Strasser acquired the shares for personal investment.

Item 5.	Interest in Securities of the Issuer
(a), (b) Summit is entitled to has voting and dispositive power on 8,803,901 shares of common stock in the issuer or 21.7% of the votes eligible to be cast by the shareholders of the Issuer. Northwest Power does not own any shares of the Issuer and is only making this filing because it is the manager of Summit.
(a), (b) Mr. Strasser has direct voting and dispositive power on 9,223,788 shares of common stock in the issuer or 20.0% of the votes eligible to be cast by the shareholders of the Issuer. As the controlling person of Northwest Power, Mr. Strasser indirectly entitled to voting and dispositive power on 8,803,901 shares of common stock in the Issuer or 21.7% of the votes eligible to be cast by the shareholders of the Issuer. As such, Mr. Strasser owns has voting and dispositive power on 18,027,689 shares of common stock in the issuer or 37.4% of the votes eligible to be cast by the shareholders of the Issuer.
(c) In several open market transactions from August 22, 2007 to August 24, 2007, Mr. Strasser paid approximately $90,000 for 350,000 shares of common stock of the Issuer.
(d) N/A
(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Stockholders’ Agreement previously entered into by Summit was terminated on February 26, 2004.

Item 7.	Material to be Filed as Exhibits
None.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of this 4th day of September, 2007.

By:	/s/Steven Strasser
	Name:	Steven Strasser, individually
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of this 4th day of September, 2007.
NORTHWEST POWER MANAGEMENT, INC.

By:	/s/Steven Strasser
	Name:	Steven Strasser
	Title:	President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of this 4th day of September, 2007.
SUMMIT ENERGY VENTURES, LLC
By: NORTHWEST POWER MANAGEMENT, INC., its manager

By:	/s/Steven Stasser
	Name:	Steven Strasser
	Title:	President